UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2019 (Report No. 8)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Closing of Registered Direct Offering

On December 26, 2019, Safe-T Group Ltd. (the “Company”) closed its previously announced registered direct offering, providing for the issuance of an aggregate of (i) 269,272 American depositary shares (“ADSs”) at a purchase price of $3.15 per ADS, and (ii) 260,281 pre-funded warrants each to purchase one ADS (“Pre-Funded Warrant”). The Pre-Funded Warrants were sold at a price of $3.15 each, including the Pre-Funded Warrant exercise price of $0.001 per full ADS. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price.

Additionally, in a concurrent private placement, the Company issued to the investors unregistered warrants to purchase an aggregate of 529,553 ADSs. The warrants have a term of five and one-half years, shall be exercisable commencing six months from the issuance date, and have an exercise price of $3.30 per ADS. The warrants, the ADSs issuable upon the exercise of the warrants and the Ordinary Shares represented by such ADSs were issued pursuant to an exemption from registration provided in Section 4(a)(2) under the Securities Act of 1933, as amended, and Rule 506(b) promulgated thereunder.

The registered direct offering and the concurrent private placement resulted in gross proceeds to the Company of approximately $1,667,829.

The ADSs issued in the Registered Direct Offering were issued pursuant to a prospectus supplement, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-235367), which became effective on December 16, 2019. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Closing of Partial Exercise of Greenshoe

On December 26, 2019, the Company closed its previously announced debenture greenshoe transaction with certain investors (the “Investors”). Pursuant to the Securities Purchase Agreement dated April 9, 2019 (the “April SPA”), the Investors have a right, as extended by the Company’s board of directors, to purchase additional debentures on the same terms as the debentures issued under the April SPA until January 4, 2020 (the “Greenshoe Option”). On December 23, 2019, the Investors exercised an additional part of their Greenshoe Option, in connection with a convertible debenture in the aggregate principal amount of $1,332,171 (the “December Greenshoe Debentures”). In addition, the Company and Investors entered into a registration rights agreement which gives the Investors certain rights to have the ADSs issuable upon conversion of their debentures registered for resale.

The December Greenshoe Debentures have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. The December Greenshoe Debentures are convertible at $8.00, subject to adjustments. In addition, the lenders have a most favored nation right for a subsequent financing on better terms, for the term of the debentures, such that the lenders may convert into the subsequent financing on a dollar-for-dollar basis.

This report on Form 6-K is incorporated by reference into the registration statements Form S-8 (File No. 333-233510) and Form F-3 (File Nos. 333-233724, 333-235367 and 333-235368) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Attached hereto and incorporated herein are the following exhibits:

Exhibit No.	Description

4.1	Form of December Greenshoe Debenture.
10.1	Form of December Greenshoe Securities Purchase Agreement.
10.2	Form of December Greenshoe Registration Rights Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: December 30, 2019

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